# SUNDIAL GROUP, LLC
## SCHEDULE 1
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
## DECEMBER 31, 2015

| | | |
|---|---|---|
| **Net capital:** | | |
| **Member equity** | | $70,270 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Prepaid expense | 3,875 | |
| Total nonallowable assets | | (3,875) |
| Net capital before haircuts on securities positions: | | 66,395 |
| Haircuts on securities positions | | 0 |
| Total haircuts | | 0 |
| **Net capital** | | $66,395 |
| Computation of basic net capital requirement: | | |
| The greater of $5,000 or 6 2/3% of aggregate indebtedness of $27,750 | | $5,000 |
| Excess net capital | | $61,395 |
| Aggregate indebtedness: | | |
| Accounts payable and due to related party | | $27,750 |
| Total aggregate indebtedness: | | $27,750 |
| **Ratio: Aggregate indebtedness to net capital** | | 0.42 to 1 |

Reconciliation with Sundial Group, LLC's Computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-A-5, Part II-A filling as of December 31, 2015)

| | |
|---|---|
| Net Capital, per December 31, 2015 Unaudited FOCUS Report, as filed | $ 62,520 |
| Net Audit Adjustments | 3,875 |
| Net Capital, per December 31, 2015 Audited Report | $ 66,395 |